

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 20, 2007

Via U.S. Mail and Facsimile

Mr. Kim Bradford
President and CEO
Osage Exploration and Development, Inc.
888 Prospect Street
Suite 210
La Jolla, CA 92037

> **Re:** **Osage Exploration and Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed August 27, 2007**
> **File No. 0-52718**
>
> **Form 10-QSB for the quarter ended June 30, 2007**
> **Filed July 30, 2007**
> **File No. 0-52718**

Dear Mr. Bradford:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB, as amended

General

1. In accordance with the requirements of Regulations C and S-T, file via EDGAR a marked version of the amended registration statement at the time you file each amendment. In this regard, we note that no marked version accompanied the filing of Amendment No. 1 to the registration statement. In addition, file as correspondence via EDGAR your response to our comment letter dated August 16, 2007.

2. We note your response to our prior comment 4. Provide a brief narrative, using non-technical language, of the geologic attributes that influenced your decision to farm-in to the Rosablanca concession. Identify the type of interest you have in the concession. Describe all of the material terms of the Rosa Blanca Carried Interest Agreement, including:

    - the deadlines you have for meeting your obligations to drill the first well,
    - the remedies the other parties to the agreement have if you fail to meet the deadlines,
    - the term of the agreement, and
    - how revenues will be allocated.

Description of Business

Business of Issuer, page 1

3. We note your response to our prior comment 10 and reissue it in part.   Identify the person from whom you bought your working interest in the Osage property, and the price you paid for it. We note that the Agreement for the Acquisition of Oil and Gas Leaseholds for the Osage property filed as exhibit 10.1 appears to transfer to you a 93.75% working interest in the Osage property, not a 100% working interest. Please advise.

    Identify the person from whom you bought the Hansford property. It appears that Mr. Volk, your former CEO and a principal shareholder, owns the remaining 15% working interest in the Hansford property. Identify him as the owner of the 15% interest, and describe the material terms of the agreement you have with him with regard to the operation of the Hansford property. File the agreement with Mr. Volk as an exhibit to the Form 10-SB.

Management's Discussion and Analysis of Operations

Liquidity and Resources, page 4

General

4.   We note your response to our prior comment 19 and reissue it in part. State the cost
       to increase your production at the Osage property, and identify the source of these
       funds.

Executive Compensation, page 21

5.   We note your response to our prior comment 29 and reissue it in part. Revise the
       headings on your compensation table to comply with Item 402(b) of Regulation S-
       B. Provide any information required by Item 404(c) of Regulation S-B with regard
       to Mr. Volk, or explain to us why you do not consider him to be a promoter.

Certain Relationships and Related Transactions, page 21

6.   Confirm for us that you have described all the related transactions required by Item
       404 of Regulation S-B. We note, for example, that your former CEO and a
       principal shareholder, Mr. Volk, owns an interest in the Hansford property and that
       this relationship is not disclosed in this section. If you have already disclosed all the
       required transactions elsewhere in the Form 10-SB, you can include a cross
       reference in this section to such disclosure.

7.   Identify Catalyst Consulting Partners LLC as the company from whom you lease
       your corporate headquarters, and state that Mr. DiFrancesco, a principal
       shareholder, is a partner in Catalyst.

8.   We note your response to our prior comment 32. You state that Mr. Bradford, Mr.
       Di Francesco, Mr. Furman and other investors gave a $470,875 promissory note the
       company in return for 18,835,000 shares of common stock. You also state that "Mr.
       Bradford, Mr. DiFrancesco and Mr. Furman were issued a note in the amount of
       $151,375, $78,500 and $9,375 respectively for the purchase of 6,055,000, 3,140,000
       and 375,000 shares respectively." Revise this disclosure to clarify that of the
       $470,875 in total promissory notes issued to the company, Messrs. Bradford,
       Furman and DiFrancesco issued promissory notes in the amounts indicated.
       Provide us with your analysis of your compliance with Section 13(k) of the
       Securities Act of 1933 with regard to the maintenance of loans to your executive
       officers and directors.

Market Price of and Dividends on Our Common Stock and Related Stockholder Matters, page 23

9. We note your response to our prior comment 33. Please revise your trading symbol to add the ".PK" designation to it.

Securities Authorized for Issuance Under Equity Compensation Plan, page 24

10. We note that you have adopted a 2007 Equity Incentive Plan, and filed it as an exhibit to the Form 10-SB. Describe the material terms of the plan, and state whether you have granted any awards under the plan to date. If you have granted any awards, identify the recipient and describe the material terms of the award, including any vesting requirements, the vesting period and the exercise price, if any.

Recent Sales of Unregistered Securities, page 24

11. Disclose how the price per share of the stock issued in the change of control transaction on December 28, 2006 was determined. We note that you state that the low price on the Pink Sheets for the fourth quarter of 2006 was $1.10.

Index to Exhibits, page 29

12. Revise your footnotes to clarify that, rather than identifying documents "incorporated herewith," the asterisk identifies documents that you are filing with the current version of the document.

Consolidated Statement of Operations, page F-3

13. We have considered your response to our prior comments number 37, 38 and 48 in our letter of August 16, 2007. We do not agree with your conclusions. As described in Staff Accounting Bulletin Topic 4.D, the Staff believes that nominal issuances of stock are recapitalizations in substance. In computing earnings per share (EPS), nominal issuances of common stock should be reflected in a manner similar to a stock split or dividend for which retroactive treatment is required by paragraph 54 of Statement of Financial Accounting Standards (SFAS) 128. Revise your financial statements to give retroactive treatment to the 18,835,000 shares issued on December 28, 2006 for each annual and interim period presented. Revise your EPS footnote as appropriate to reflect this.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

14. Revise this footnote to include an affirmative statement that the interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to the instructions to Regulation S-B Item 310(b).

Stock Based Compensation, page F-11

15. We have considered your response to our prior comment number 44. Revise your footnote to remove the reference to SFAS 123 based on the fact that you account for stock-based compensation using SFAS 123(R), and expand your discussion of how fair value is determined under SFAS 123(R).

Form 10-QSB filed July 30, 2007

Exhibits, page 12

16. Revise this item to include in this filing or incorporate by reference all the exhibits for Form 10-QSB as required by the exhibit table in Regulation S-B Item 601(a).

Exhibit 31.1

17. We note that the certification required by Exchange Act Rule 13(a)-14(a) refers to the registrant. Please file an amendment to change this reference to "small business issuer" throughout the exhibit.

Engineering Comments

Website

www.osageenergyinc.com

18. We note the statement on your website, "The Proved Developed Producing (PDP), Proved Behind Pipe (BP) and Incremental recovery reserves of the Hopper-Osage lease have been estimated at 220,747 net barrels of oil and 197,339 net MCF of gas, providing discounted future cash flow of $6,543,497 at a 10% discount rate." Please explain your meaning for "incremental recovery reserve". Address the likelihood of recovery in comparison with proved reserves.

General

19.   The page numbers herein refer to the black line version of the amendment.

Description of Business, page 1

20.   You state "In 2005 we purchased 100 percent of the working interest …referred to herein as the Osage Property, which property consists of twenty three wells, ten of which are producing wells, on 480 acres." We note a similar statement on page F-14 under "Acquisition". Your third party engineering report reflects a working/expense interest of .9375 and a revenue interest of .80. Please explain this difference to us and amend your document to remove this inconsistency.

21.   We note your statements that you acquired a property with proved undeveloped reserves and "We do not have the right to develop this property until we acquire the contiguous leases and place the additional capital in escrow." Please remove this reference to proved undeveloped reserves since your lack of development rights precludes your ability to claim the PUD reserves as your own.

Patents, Trademarks, Royalties, Etc., page 3

22.   We note your statement, "We pay monthly royalties of 18.75 percent of oil and gas sales, net of taxes, to the Osage Nation. If our production increases to more than 100 barrels of oil per producing well per day, the royalty will increase to 20.0%." Your third party engineering report presents your working interest as .9375 and your revenue interest as .80. Also, it appears the 20% royalty was not applied where it was appropriate. Please explain this difference to us and amend your document to remove this inconsistency.

Description of Property, page 16

23.   Please remove your table of undeveloped acreage here as it appears you are in default on the purchase agreement for this property per your disclosure on page 1.

Notes to Consolidated Financial Statements, page F-6

Oil and Gas Properties, page F-8

24.   We note your statement, "In January of 2006, we acquired approximately 85% of the working interest of a natural gas property consisting of 640 acres with proved undeveloped reserves located in Hansford County, Texas." We note a similar statement on page F-14. Please remove these statements since you state that you do not have the rights to develop the property and you are in default on the purchase agreement for this property per your disclosure on page 1.

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-23

25.   It appears that the year-end 2006 proved oil reserve figures should be 156,963 barrels. Please amend your document to disclose the correct figure.

26.   Paragraph 11 of Financial Accounting Standard 69 requires the explanation of "significant changes" to your disclosed proved reserves. Please amend your document to explain the reasons for the negative revision of 59,000+ barrels in 2006.

27.   Your amendment does not present "proved developed and undeveloped reserves" at each year's end. Please follow Illustration 4 in FASB 69 for the correct disclosure.

28.   Our prior comment 55 in our letter of August 16, 2007 asked that you disclose projected production costs separately from projected development costs in the standardized measure. It appears you have included no development costs in the standardized measure even though your third party engineering report presents them. Please amend your document to comply with our prior comment.

29.   Your response to our prior comment 55 states that the projected production costs in the standardized measure are largely comprised of pumper's fees. Please submit to us a spread sheet reconciliation between the components of your historical production costs and the components of your projected production costs.

30.   Per our prior comment 56, please furnish to us:

   - Narratives and volumetric calculations for each of the five proved behind pipe entities in the report as well as maps and log sections with readable detail.

   - Cased hole log headers and sections for the behind-pipe zones of interest.

   - Service company's estimate for the 8/8ths recompletion cost.

   - Engineering exhibits, e.g. analogy comparisons, volumetric estimates, core analyses, producing rate vs. time extrapolation, oil cut vs. cumulative production plot and injection history/estimated fill up, that form the basis for the proved reserves attributed to the Osage-Hopper water flood.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.   You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        R. Winfrey
        D. Levy
        T. Levenberg